                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   _________________________________________

                                SCHEDULE 13E-3
                               (Amendment No. 3)

                       RULE 13E-3 TRANSACTION STATEMENT
                 (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)

                          Windsor Park Properties 5,
                       A California Limited Partnership
                   -----------------------------------------
                               (Name of Issuer)

                                N'Tandem Trust

                           Chateau Communities, Inc.

                          Windsor Park Properties 5,
                       A California Limited Partnership
                   -----------------------------------------
                     (Name of Person(s) Filing Statement)


                       Units of Limited Partner Interest
                   -----------------------------------------
                        (Title of Class of Securities)

                                      N/A
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                 303-741-3707
  ---------------------------------------------------------------------------
     (Name, Address and Telephone Number of Persons Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)


                                With copies to:
                            Jay L. Bernstein, Esq.
                      Clifford Chance Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                (212) 878-8000

     This Statement is filed in connection with (check the appropriate box):

        a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

        b. [_] The filing of a registration statement under the Securities Act of 1933.

        c.  [_]  A tender offer.

        d.  [X]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) above are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                           Calculation of Filing Fee

     ----------------------------------------------------------------------------------------------
       Transaction Valuation                           Amount of Filing Fee
     ----------------------------------------------------------------------------------------------
     $9,017,000                                      $1,803
     ----------------------------------------------------------------------------------------------

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:  $1,803           Filing party:  Windsor Park Properties 5, A
                                                              California Limited Partnership

     Form or registration no.:  Schedule 14A   Date Filed:    September 1, 2000

          This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 is being filed as the Final Amendment to the Schedule 13E-3 of Windsor Park Properties 5, A California Limited Partnership (the "Partnership"), N'Tandem Trust and Chateau Communities, Inc., originally filed with the Securities and Exchange Commission on September 1, 2000, as amended through October 17, 2000 and hereby (the "Schedule 13E-3"), relating to (i) the proposed sale of the Partnership's two wholly-owned properties and its partial ownership interests in five other properties (the "Sales") to N'Tandem Properties, L.P., a Delaware limited partnership and a subsidiary of N'Tandem Trust, and the proposed liquidation of the Partnership pursuant to a plan of liquidation (the "Plan of Liquidation") following such Sales, and (ii) the related solicitation (the "Solicitation") of limited partners of the Partnership (the "Limited Partners"), pursuant to a Consent Solicitation Statement, dated September 27, 2000. Capitalized terms not defined herein have the meanings ascribed to them in the
Schedule 13E-3.

          The purpose of this Amendment is to report the results of the Solicitation and the consummation of the Sales which occurred on December 7, 2000.

          The Partnership hereby reports the following results of the Solicitation as of the close of the Solicitation Period: (i) Limited Partners holding 147,178 Units, representing 63.8% of all issued and outstanding Units, returned consent forms, (ii) Limited Partners holding 96.6% of all Units for which consent forms were received consented to the Sales; (iii) Limited Partners holding 96.6% of all Units for which consent forms were received consented to the Plan of Liquidation, (iv) Limited Partners holding 2.8% of all Units for which consent forms were received withheld their consent to the Sales,
(v) Limited Partners holding 2.8% of all Units for which consent forms were received withheld their consent to the Plan of Liquidation, (vi) Limited Partners holding 0.6% of all Units for which consent forms were received abstained from consenting to the Sales, and (vii) Limited Partners holding 0.6% of all Units for which consent forms were received abstained from consenting to the Plan of Liquidation. Accordingly, the Limited Partners have consented to and approved the Sales and Plan of Liquidation.

          A closing with respect to the Sales was held on December 7, 2000, resulting in net proceeds to the Partnership from the Sales of approximately $5,586,600. The aggregate purchase price paid by N'Tandem Trust for the Properties was $9,017,000, which included the net proceeds payable to the Partnership as well as $3,333,400 for the repayment of debt of the Partnership attributable to the Properties and applicable closing costs.

          Pursuant to the Plan of Liquidation, The Windsor Corporation, the Managing General Partner of the Partnership, is currently in the process of liquidating and dissolving the Partnership.

    Item 16.  Materials to be Filed as Exhibits.

    (a)        Consent Solicitation Statement and related proxy materials*

    (b)(1) Revolving Line of Credit Agreement, dated November 16, 1999, among N'Tandem Trust, CP Limited Partnership and U.S. Bank N.A.

    (b)(2)     Revolving Promissory Note, dated as of November 16, 1999

    (b)(3) Loan and Partial Release Agreement, dated as of December 1, 2000, by and between N'Tandem Properties, L.P. and Anchor National Life Insurance Company

    (b)(4) Intercreditor and Subordination Agreement, dated as of December 1, 2000, by and among N'Tandem Properties, L.P., N'Tandem Trust, Chateau Communities, Inc., CP Limited Partnership and Anchor National Life Insurance Company

    (b)(5) Guaranty Agreement, dated as of December 1, 2000, by and between N'Tandem Trust and Anchor National Life Insurance Company

    (b)(6)     Promissory Note for Carefree Village, dated December 1, 2000

    (b)(7)     Promissory Note for Garden Walk, dated December 1, 2000

    (b)(8)     Promissory Note for Heritage Point, dated December 1, 2000

    (b)(9)     Promissory Note for Kings & Queens, dated December 1, 2000

    (b)(10)    Promissory Note for Lakeside, dated December 1, 2000

    (b)(11)    Promissory Note for Long Lake, dated December 1, 2000

    (b)(12)    Promissory Note for Lucerne Lakeside, dated December 1, 2000

    (b)(13)    Promissory Note for North Glen, dated December 1, 2000

    (b)(14)    Promissory Note for Plantation Estates, dated December 1, 2000

    (b)(15)    Promissory Note for The Hills, dated December 1, 2000

    (b)(16)    Promissory Note for Town & Country Estates, dated December 1,
               2000

    (b)(17)    Promissory Note for Village Glen, dated December 1, 2000

    (b)(18)    Promissory Note for Winter Haven, dated December 1, 2000

    (b)(19) Unsecured Promissory Note, dated December 7, 2000, from N'Tandem Trust to CP Limited Partnership

    (c)(1)     Appraisals of Whitcomb Real Estate**
               (A)  Lakeside
               (B)  Plantation Estates
               (C)  Town & Country Estates

               (D)  Rancho Margate
               (E)  Winter Haven
               (F)  Apache East/Denali Park Estates

    (c)(2)     Fairness Opinion of Legg Mason Wood Walker, Incorporated*

    (c)(3) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion**

    (c)(4)     Valuation Report of Whitcomb Real Estate**

    (c)(5) Report of Wolf Haldenstein Adler Freeman & Herz LLP, independent special counsel to the Limited Partners*

    4          Agreement of Limited Partnership of the Partnership**

    23.1       Consent of Whitcomb Real Estate**

    23.2       Consent of Legg Mason Wood Walker, Incorporated**

    23.3       Consent of Wolf Haldenstein Adler Freeman & Herz LLP**

    23.4       Consent of PricewaterhouseCoopers LLP**

_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on September 27, 2000 and October 17, 2000.

**      Previously filed.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     WINDSOR PARK PROPERTIES 5,
                                        a California limited partnership


                                     By:    The Windsor Corporation,
                                              General Partner


                                     By:    /s/ Steven G. Waite
                                         ----------------------------
                                         Name:   Steven G. Waite
                                         Title:  President

                                     Date: December 21, 2000

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      N'TANDEM TRUST


                                      By:    /s/ Gary P. McDaniel
                                          -------------------------------
                                          Name:   Gary P. McDaniel
                                          Title:  Trustee

                                      Date: December 21, 2000

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        CHATEAU COMMUNITIES, INC.


                                        By:    /s/ Gary P. McDaniel
                                            --------------------------
                                            Name:  Gary P. McDaniel
                                            Title: Chief Executive Officer

                                        Date: December 21, 2000

                                      INDEX TO EXHIBITS

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(a) Consent Solicitation Statement and related proxy materials*

(b)(1) Revolving Line of Credit Agreement, dated as of November 16, 1999, among N'Tandem Trust, CP Limited Partnership and U.S. Bank N.A.

(b)(2)             Revolving Promissory Note, dated as of November 16,
                   1999

(b)(3) Loan and Partial Release Agreement, dated as of December 1, 2000, by and between N'Tandem Properties, L.P. and Anchor National Life Insurance Company

(b)(4) Intercreditor and Subordination Agreement, dated as of December 1, 2000, by and among N'Tandem
                   Properties, L.P., N'Tandem Trust, Chateau
                   Communities, Inc., CP Limited Partnership and Anchor National Life Insurance Company

(b)(5) Guaranty Agreement, dated as of December 1, 2000, by and between N'Tandem Trust and Anchor National Life Insurance Company

(b)(6)             Promissory Note for Carefree Village, dated December
                   1, 2000

(b)(7)             Promissory Note for Garden Walk, dated December 1,
                   2000

(b)(8)             Promissory Note for Heritage Point, dated December 1,
                   2000

(b)(9)             Promissory Note for Kings & Queens, dated December 1,
                   2000

(b)(10)            Promissory Note for Lakeside, dated December 1, 2000

(b)(11)            Promissory Note for Long Lake, dated December 1, 2000

(b)(12)            Promissory Note for Lucerne Lakeside, dated December
                   1, 2000

(b)(13)            Promissory  Note for North  Glen,  dated  December 1,
                   2000

(b)(14)            Promissory Note for Plantation Estates, dated
                   December 1, 2000

(b)(15)            Promissory Note for The Hills, dated December 1, 2000

(b)(16)            Promissory Note for Town & Country Estates, dated
                   December 1, 2000

(b)(17)            Promissory Note for Village Glen, dated December 1,
                   2000

(b)(18)            Promissory Note for Winter Haven, dated December 1,
                   2000

(b)(19) Unsecured Promissory Note, dated December 7, 2000, from N'Tandem Trust to CP Limited Partnership

EXHIBIT NO.                             DESCRIPTION
-----------                             -----------

(c)(1)             Appraisals of Whitcomb Real Estate**
                   (A)   Lakeside
                   (B)   Plantation Estates
                   (C)   Town & Country Estates
                   (D)   Rancho Margate
                   (E)   Winter Haven
                   (F)   Apache East/Denali Park Estates

(c)(2)             Fairness Opinion of Legg Mason Wood Walker,
                   Incorporated*

(c)(3) Presentation materials of Legg Mason Wood Walker, Incorporated relating to their Fairness Opinion**

(c)(4)             Valuation Report of Whitcomb Real Estate**

(c)(5) Report of Wolf Haldenstein Adler Freeman & Herz LLP, independent special counsel to the Limited Partners*

4                  Agreement of Limited Partnership of the Partnership**

23.1               Consent of Whitcomb Real Estate**

23.2               Consent of Legg Mason Wood Walker, Incorporated**

23.3               Consent of Wolf Haldenstein Adler Freeman & Herz
                   LLP**

23.4               Consent of PricewaterhouseCoopers LLP**



_____________________
* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on September 27, 2000 and October 17, 2000.

**      Previously filed.